CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
September 2, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
Response Letter Dated June 21, 2011
File No. 001-14901

Dear Mr. Schwall:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated August 17, 2011. The Company's responses set forth below correspond to the comments as numbered in the staff's letter. Due to our responses demonstrating enhanced disclosure in management discussion and analysis and footnotes to the consolidated financial statements, the Company requests the enhanced disclosure be added to future filings.

Marcellus Shale, page 21

Other Gas, page 21

1.
We note your response to our prior comment 2 from our letter dated June 10, 2011, including your statement that "[t]he environmental impacts of the Company's additives to the frac fluid are monitored through [y]our affiliation with numerous industry organizations." Please explain further how the industry organizations monitor your frac fluids.

Company Response

While we do not have specific organizations on site physically monitoring our frac fluid, Consol Energy's involvement with various industry organizations facilitate our company's policy regarding transparency in these matters. Industry partners such as the Marcellus Shale Coalition (MSC) facilitate this transparency on behalf of shale operators. MSC acts as a liaison between the shale industry and government regulatory bodies, as well as the communities which are impacted by the industry's footprint.  Through this group's effort, a website was created (www.fracfocus.org) that enables users to search specific wells in their area, and then view various disclosures (including completions reports) which contain detailed information regarding the additives used in the fracing process.  This site is a voluntary national database utilized by industry operators to achieve the overall goal of education and transparency.  CONSOL Energy is currently in the process of uploading our completion reports to it.

In addition, we also provide completions reports to the appropriate state regulatory agencies (PA DEP, and in process to WV DEP).  Within these reports are numerous disclosures of a statistical nature, but that specifically detail matters such as the content of frac fluid for state environmental and regulatory purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

2.
We note your response to our prior comment 3 from our letter dated June 10, 2011. To the extent you include known trends and uncertainties in your conference calls or press releases, please include the same in your applicable periodic filings unless you are able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on the company's liquidity, capital resources or results of operations is not reasonably likely to occur.

Company Response

The Company will add the items noted in the above comment to future filings.

Note 1 Significant Accounting Policies, page 122

Property, Plant and Equipment, page 123

3.
We note your response to prior comment seven which indicates that the gas segment has the right to locate and drill additional wells and capture gas for marketing in the coal area. Please clarify that the gas segment incurs the related costs to capture and market such gas and specify whether they also incur all costs directly attributable to it.

Company Response

The Company's previous response to comment seven has been adjusted to reflect the additional clarification as noted in the above comment. The revised disclosure is shown below (revisions from previous disclosure enhancement are indicated by an underscore).

Wells and Capturing Gas. With respect to an active mining area or within CONSOL Energy's [coal segment] then ten year mining plan, [the coal segment] has the right to drill wells but not to capture and market gas. [The coal segment] has this right because it must de-gas coal mines prior to coal production for safety reasons. [The coal segment] also pays for all of the costs of drilling these wells. If [the gas segment] determines it is economical to capture gas from a coal area well, [the gas segment] has the right to capture and market this gas. In addition to the coal area wells, [the gas segment] has the right to locate and drill additional wells and capture gas for marketing in the coal area. The costs incurred to capture, market and any other costs directly attributable to this activity are captured in the gas segment. Subject to the overriding principles stated above, [the gas segment] has the sole right to capture gas in any active mining area, in any area in the ten year mine plan and in any other non-coal area from wells developed by [the coal segment] or [the gas segment].

An additional disclosure noting the above will be added to Note 1 Significant Accounting Policies in future filing of the Company's Form 10-K.

Note 24 Commitments and Contingent Liabilities, page 161

4.
We note your response to prior comment eight; however, it remains unclear to us how your disclosure that it is reasonably possible that the ultimate liabilities in the future with respect to these lawsuits and claims, individually and in the aggregate, may be material to the financial position, results of operations or cash flows of CONSOL Energy complies with ASC 450. Please revise your disclosures to clearly state, if true, that the amount or range of reasonably possible losses in excess of amounts accrued in your financial statements is immaterial. Alternatively, please revise your disclosures to disclose the amount or range of reasonably possible losses in excess of amounts accrued in your financial statements, or disclose that the amount cannot be estimated. As part of your response, please provide us with your proposed revised disclosures.

Company Response

In future filings, we will revise our disclosures to specifically address the comment as set forth below.

Note 24—Commitments and Contingent Liabilities:

CONSOL Energy and its subsidiaries are subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, and exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. We accrue the estimated loss for these lawsuits and claims when the loss is probable and can be estimated. Our current estimates related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of CONSOL Energy. The lawsuits and claims described below include both those for which a loss is probable, but for which the amount of the loss cannot be estimated, and those for which a loss is reasonably possible (but not probable). It is possible that the aggregate loss in the future with respect to these lawsuits and claims, could ultimately be material to the financial position, results of operations or cash flows of CONSOL Energy; however, the amount of the potential aggregate liability cannot be reasonably estimated. The amount claimed against CONSOL Energy is disclosed below when an amount is expressly stated in the lawsuit or claim, which is not often the case. The aggregate amount claimed in those lawsuits and claims where a claim is expressly stated exceeds the aggregate amounts accrued for all lawsuits and claims by approximately $230,000.

Ryerson Dam Litigation: In 2008, the Pennsylvania Department of Conservation and Natural Resources (the Commonwealth) filed a six-count Complaint in the Court of Common Pleas of Allegheny County, Pennsylvania, claiming that the Company's underground longwall mining activities at its Bailey Mine caused cracks and seepage damage to the Ryerson Park Dam. The Commonwealth subsequently breached the dam, thereby eliminating the Ryerson Park Lake. The Commonwealth claimed that the Company is liable for dam reconstruction costs, lake restoration costs and natural resources damages totaling $58,000. The Court stayed the proceedings in the state court, holding that the Commonwealth should pursue administrative agency review of the claim. Furthermore, the Court found that the Commonwealth could not recover natural resources damages under applicable law. The Commonwealth then filed a subsidence-damage claim with the Pennsylvania Department of Environmental Protection (DEP) and DEP reviewed the issue of whether the dam was damaged by subsidence. On February 16, 2010, DEP issued its interim report, concluding that the alleged damage was subsidence related. In the next phase of the DEP proceeding, which was the damage phase, DEP determined that the Company must repair the dam. The DEP estimated the cost of repair to be approximately $20,000. The Company has appealed DEP's findings to the Pennsylvania Environmental Hearing Board (PEHB), which will consider the case de novo, meaning without regard to the DEP's decision, as to any finding of causation of damage and/or the amount of damages. In order to perfect its appeal to the PEHB under the applicable statute, the Company deposited $20,291 into escrow as security for the DEP's estimated cost of repair. This amount is reflected as restricted cash on the Consolidated Balance Sheets at December 31, 2010. The Company is seeking to substitute an appeal bond for the cash deposit. Either party may appeal the decision of the PEHB to the Pennsylvania Commonwealth Court, and then, as may be allowed, to the Pennsylvania Supreme Court. As to the underlying claim, the Company believes it is not responsible for the damage to the dam and that numerous grounds exist upon which to attack the propriety of the claims.
Asbestos-Related Litigation: One of our subsidiaries, Fairmont Supply Company (Fairmont), which distributes industrial supplies, currently is named as a defendant in approximately 22,500 asbestos-related claims in state courts in Pennsylvania, Ohio, West Virginia, Maryland, Mississippi, New Jersey, Texas and Illinois. Because a very small percentage of products manufactured by third parties and supplied by Fairmont in the past may have contained asbestos and many of the pending claims are part of mass complaints filed by hundreds of plaintiffs against a hundred or more defendants, it has been difficult for Fairmont to determine how many of the cases actually involve valid claims or plaintiffs who were actually exposed to asbestos-containing products supplied by Fairmont. In addition, while Fairmont may be entitled to indemnity or contribution in certain jurisdictions from manufacturers of identified products, the availability of such indemnity or contribution is unclear at this time, and in recent years, some of the manufacturers named as defendants in these actions have sought protection from these claims under bankruptcy laws. Fairmont has no insurance coverage with respect to these asbestos cases. Past payments by Fairmont with respect to asbestos cases have not been material; however, the aggregate amount claimed is not known at this time and the potential loss cannot be reasonably estimated.
Ward Transformer Superfund Site: CONSOL Energy was notified in November 2004 by the United States Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) under the Superfund program established by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), with respect to the Ward Transformer site in Wake County, North Carolina. At that time, the EPA also identified 38 other PRPs for the Ward Transformer site. The EPA, CONSOL Energy and two other PRPs entered into an administrative Settlement Agreement and Order of Consent, requiring those PRPs to undertake and complete a PCB soil removal action, at and in the vicinity of the Ward Transformer property. Another party joined the participating PRPs and reduced CONSOL Energy's interim allocation share from 46% to 32%. In June 2008, while conducting the PCB soil excavation on the Ward property, it was determined that PCBs have migrated onto adjacent properties. The current estimated cost of remedial action for the area CONSOL Energy was originally named a PRP, including payment of the EPA's past and future cost, is approximately $65,000. The current estimated cost of the most likely remediation plan for the additional areas discovered is approximately $11,000. Also, in September 2008, the EPA notified CONSOL Energy and 60 other PRPs that there were additional areas of potential contamination allegedly related to the Ward Transformer Site. Current estimates of the cost or potential range of cost for this area are not yet available. There was $3,502, $3,422, and $7,080 of expense recognized in cost of goods sold and other charges in the years ended December 31, 2010, 2009 and 2008 respectively. CONSOL Energy funded $1,209, $5,500, and $6,000 in the years ended December 31, 2010, 2009 and 2008, respectively, to an independent trust established for this remediation. As of December 31, 2010, CONSOL Energy and the other participating PRPs had asserted CERCLA cost recovery and contribution claims against approximately 225 nonparticipating PRPs to recover a share of the costs incurred and to be incurred to conduct the removal actions at the Ward Site. CONSOL Energy's portion of recoveries from settled claims is $4,173. Accordingly, the liability reflected in Other Accrued Liabilities was reduced by these settled claims. The remaining net liability at December 31, 2010 is $4,037.
Buchanan Mine Water Litigation: As part of conducting mining activities at the Buchanan Mine, our subsidiary, Consolidation Coal Company (CCC), has to remove water from the mine. Several actions have arisen with respect to the removal of naturally accumulating and pumped water from the Buchanan Mine. Yukon Pocahontas Coal Company, Buchanan Coal Company and Sayers-Pocahontas Coal Company (collectively, Yukon) filed an action on March 22, 2004 against CCC related to CCC's depositing of untreated water from its Buchanan Mine into the void spaces of nearby mines of one of our other subsidiaries, Island Creek Coal Company (ICCC). The plaintiffs were seeking to stop CCC from depositing any additional water in these areas, to require CCC to remove the water that is stored there along with any remaining impurities, and to recover over $3,252,000 for alleged damages to the coal and gas estates and punitive damages in the amount of $350. Plaintiffs also asserted damage claims of $150,000 against CONSOL Energy, CNX Gas Company, LLC and ICCC. The Yukon group also filed a demand for arbitration against ICCC which made similar claims relating to breach of the lease for water deposits and lost coal claims. All of the foregoing claims were settled in June 2010. Under the settlement agreement, CONSOL Energy paid Yukon (i) $25,000 in damages associated with the litigation; (ii) $30,000 to purchase certain of Yukon's coal interests in the Pocahontas No. 3 coal seam, and rights appurtenant thereto, near the Buchanan Mine; and (iii) $20,000 in advance royalties on the remaining Pocahontas No. 3 coal owned by Yukon and leased to ICCC and which CCC intends to mine as part of the Buchanan Mine in the future, provided, that this payment will be recoupable against future royalties only after $20,000 in future production royalties has been paid to Yukon on the production of such coal. The settlement agreement included a release by Yukon of all claims against CONSOL Energy arising out of the deposit of water in the mine voids at issue in the litigation and other customary terms. The settlement agreement also required Yukon to withdraw its pending objection's to CCC's permit to discharge water from the Buchanan Mine into the Levisa River. Separately, in December 2010, we reached a tentative agreement with another party to settle a similar claim with respect to water stored in the VP-3 mine void. Under that agreement, we would pay $2,150, agree to exchange coal properties and agree to certain modifications of the lease, in exchange for the third party claimant's release of all damages, consent to water storage and release of future lost coal claims.
South Carolina Gas & Electric Company Arbitration: South Carolina Electric & Gas Company ("SCE&G"), a utility, has demanded arbitration, seeking $36,000 in damages against CONSOL of Kentucky and CONSOL Energy Sales Company. SCE&G claims it suffered damages in obtaining cover coal to replace coal which was not delivered in 2008 under a coal sales agreement. The Company counterclaimed against SCE&G for $9,400 for terminating coal shipments under the sales agreement which SCE&G had agreed could be made up in 2009. A hearing on the claims was scheduled for January 2011, but was continued generally, without a new hearing date being scheduled; the hearing will likely occur within the next six months. The named CONSOL Energy defendants deny all liability and intend to vigorously defend the action filed against them.
Northern Appalachia Water Issues: In the Fall of 2009, a fish kill occurred in Dunkard Creek, which is a creek with segments in both Pennsylvania and West Virginia. The fish kill was caused by the growth of golden algae in the creek, which appears to be an invasive species. Our subsidiary, CCC, discharges treated mine water into Dunkard Creek from its Blacksville No. 2 Mine and from its Loveridge Mine. The discharges have levels of chlorides that cause Dunkard Creek to exceed West Virginia in-stream water quality standards. Prior to the fish kill and continuing thereafter, CCC was subject to an Agreed Order with the West Virginia Department of Environmental Protection (WVDEP) that set forth a schedule for compliance with these in-stream chloride limits. On December 18, 2009, the WVDEP issued a Unilateral Order that imposed additional conditions on CCC's discharges into Dunkard Creek and required CCC to develop a plan for long-term treatment of those and other high-chloride discharges. Pursuant to the Unilateral Order as well as a subsequent Unilateral Order issued by the WVDEP, CCC submitted a plan and schedule to WVDEP which provides for construction of a centralized advanced technology mine water treatment plant by May 31, 2013 to achieve compliance with chloride effluent limits and in-stream chloride water quality standards. The cost of the treatment plant and related facilities may reach or exceed $200,000. Additionally, CCC has negotiated a joint Consent Decree with the U.S. Environmental Protection

Agency (EPA) and the WVDEP that includes a compliance plan and schedule. The Consent Decree, which has not yet been finalized, is also likely to include a civil penalty to settle alleged past violations related to chlorides, without any admission of liability. The amount of this civil penalty is not known at this time and the potential loss cannot be reasonably estimated. The amount of this civil penalty is not known at this time and cannot be reasonably estimated. The Consent Decree is likely to be finalized in the first quarter of 2011. In order to avoid litigation, CCC is also negotiating with the WVDEP and the West Virginia Department of Natural Resources to settle state claims for natural resource damages, without any admission of liability. This settlement is not expected to have a material impact to the financial position, results of operations or cash flows of CONSOL Energy.
CNX Gas Shareholders Litigation: CONSOL Energy has been named as a defendant in five putative class actions brought by alleged shareholders of CNX Gas challenging the tender offer by CONSOL Energy to acquire all of the shares of CNX Gas common stock that CONSOL Energy did not already own for $38.25 per share. The two cases filed in Pennsylvania Common Pleas Court have been stayed and the three cases filed in the Delaware Chancery Court have been consolidated under the caption In Re CNX Gas Shareholders Litigation (C.A. No. 5377-VCL) with one exception, these cases also name CNX Gas and certain officers and directors of CONSOL Energy and CNX Gas as defendants. All five actions generally allege that CONSOL Energy breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to CNX Gas public shareholders, essentially alleging that the $38.25 price that CONSOL Energy paid to CNX Gas shareholders in the tender offer and subsequent short-form merger was unfair. Among other things, the actions seek a permanent injunction against or rescission of the tender offer, damages, and attorneys' fees and expenses.  The amount of damages claimed is not known at this time and cannot be reasonably estimated. The amount of damages claimed is not known at this time and the potential loss cannot be reasonably estimated. The Delaware Court of Chancery denied an injunction against the tender offer and CONSOL Energy completed the acquisition of the outstanding shares of CNX Gas on June 1, 2010. The Delaware Court of Chancery certified to the Delaware Supreme Court the question of what legal standard should be applied to the tender offer, which would effectively determine whether the shareholders can proceed with a damage claim. The Delaware Supreme Court declined to accept the appeal pending a final judgment. Therefore, the lawsuit will likely go to trial, possibly later in 2011. CONSOL Energy believes that these actions are without merit and intends to defend them vigorously.
Comer Litigation: A class action lawsuit was filed on April 21, 2006 in U.S. District Court for the Southern District of Mississippi styled Comer v. CONSOL Energy, et. al. The suit names numerous energy producers, chemical manufacturers, and public utilities as defendants. The action is a claim for alleged enhanced damages suffered in Hurricane Katrina due to global warming allegedly due to the defendants' contribution to greenhouse gases in the environment. The amount of damages claimed against CONSOL Energy is not known at this time and cannot be reasonably estimated. The amount of damages claimed against CONSOL Energy is not known at this time and the potential loss cannot be reasonably estimated. The trial court dismissed the case and plaintiffs appealed. The appellate court reversed and the defendants sought rehearing en banc. Rehearing en banc was granted, but a number of judges recused themselves and there was no longer a quorum. As a result, the trial court's dismissal was reinstated. The plaintiffs sought a Writ of Mandamus from the U.S. Supreme Court, which the Supreme Court denied. As a result, it is likely that this litigation is over.

Hale Litigation: A purported class action lawsuit was filed on September 23, 2010 in U.S. District Court in Abingdon, Virginia styled Hale v. CNX Gas Company LLC et. al. The lawsuit alleges that the plaintiff class consists of oil and gas owners, that the Virginia Supreme Court has decided that coalbed methane (CBM) belongs to the owner of the oil and gas estate, that the Virginia Gas and Oil Act of 1990 unconstitutionally allows force pooling of CBM, that the Act unconstitutionally provides only a 1/8 royalty to CBM owners for gas produced under the force pooling orders, and that the Company only relied upon control of the coal estate in  force pooling the CBM notwithstanding the Virginia Supreme Court decision holding that if only the coal estate is controlled, the CBM is not thereby controlled. The lawsuit seeks a judicial declaration of ownership of the CBM and that the entire net proceeds of CBM production (that is, the 1/8 royalty and the 7/8 of net revenues since production began) be distributed to the class members. The amount of damages claimed against CONSOL Energy is not known at this time and the potential loss cannot be reasonably estimated. The Magistrate Judge issued a Report and Recommendation in which she recommends that the District Judge decide that the deemed lease provision of the Gas and Oil Act is constitutional as is the 1/8 royalty, and that CNX Gas need not distribute the net proceeds to class members. The Magistrate Judge recommended against the dismissal of certain other claims, none of which are believed to have any significance. CONSOL Energy believes that the case is without merit and intends to defend it vigorously.

Addison Litigation: A purported class action lawsuit was filed on April 28, 2010 in Federal court in Virginia styled Addison v. CNX Gas Company LLC. The case involves two primary claims: (i) the plaintiff and similarly situated CNX Gas lessors identified as conflicting claimants during the force pooling process before the Virginia Gas and Oil Board are the owners of the CBM and, accordingly, the owners of the escrowed royalty payments being held by the Commonwealth of Virginia; and (ii) CNX Gas failed to either pay royalties due these conflicting claimant lessors or paid less than required because of the alleged practice of improper below market sales and/or taking alleged improper post-production deductions. Plaintiffs seek a declaratory judgment regarding ownership and compensatory and punitive damages for breach of contract; conversion; negligence (voluntary undertaking), for force pooling coal owners after the Ratliff decision declared coal owners did not own the CBM; negligent breach of duties as an operator; breach of fiduciary duties; and unjust enrichment. The amount of damages claimed against CONSOL Energy is not known at this time and the potential loss cannot be reasonably estimated. CONSOL Energy believes that the case is without merit and intends to defend it vigorously.
Hall Litigation: A purported class action lawsuit was filed on December 23, 2010 styled Hall v. CONSOL Gas Company in Allegheny County Pennsylvania Common Pleas Court. The named plaintiff is Earl D. Hall. The purported class plaintiffs are all Pennsylvania oil and gas lessors to Dominion Exploration and Production Company, whose leases were acquired by CONSOL Energy. The complaint alleges more than 1,000 similarly situated lessors. The lawsuit alleges that CONSOL Energy incorrectly calculated royalties by (i) calculating line loss on the basis of allocated volumes rather than on a well-by-well basis, (ii) possibly calculating the royalty on the basis of an incorrect price, (iii) possibly taking unreasonable deductions for post-production costs and costs that were not arms-length, and (iv) not paying royalties on oil production. The complaint also alleges that royalty statements were false and misleading. The complaint seeks damages, interest and an accounting on a well-by-well basis. The amount of damages claimed against CONSOL Energy is not known at this time and the potential loss cannot be reasonably estimated. CONSOL Energy believes that the case is without merit and intends to defend it vigorously.
Fola Reclamation Liabilities: As a result of market conditions, permitting issues, new regulatory requirements and resulting changes in mining plans, the reclamation liability associated with the Fola mining operations in West Virginia has increased. Changes in mining plans have increased the quantity of material required to reclaim the disturbed area. A detailed reclamation plan has been developed and the definitive costs associated with the increased reclamation have been estimated. As a result, $80,525 of expense was recognized in Costs of Goods Sold and Other Operating Charges the year ended December 31, 2010.
GeoMet Litigation: On February 14, 2007, GeoMet, Inc. and certain of its affiliates filed a lawsuit against CONSOL Energy and certain of its affiliates, including CNX Gas Company LLC, in the Circuit Court for the County of Tazewell, Virginia. The lawsuit alleged, among other things, that the defendants have violated the Virginia Antitrust Act in their dealings with GeoMet in southwest Virginia. The complaint, as amended, sought injunctive relief, compensatory damages of $385,600 and treble damages. In April 2010, CNX Gas and GeoMet entered into an agreement involving the exchange of less than eight hundred acres of coalbed methane rights in Virginia and the grant by Consolidation Coal Company to GeoMet of consent to stimulate the coal seam on certain of GeoMet's drilling units in Virginia. This litigation was settled as part of that transaction. CNX Gas did not pay any amount to GeoMet in connection with the settlement of this litigation.

Kennedy Litigation: The Company is a party to a case filed on March 26, 2008 captioned Earl Kennedy (and others) v. CNX Gas and CONSOL Energy in the Court of Common Pleas of Greene County, Pennsylvania. The lawsuit alleges that CNX Gas and CONSOL Energy trespassed and converted gas and other minerals allegedly belonging to the plaintiffs in connection with wells drilled by CNX Gas. The complaint, as amended, seeks injunctive relief, including removing CNX Gas from the property, and compensatory damages of $20,000. The suit also sought to overturn existing law as to the ownership of coalbed methane in Pennsylvania, but that claim was dismissed by the court; the plaintiffs are seeking to appeal that dismissal. Both Plaintiffs and CNX Gas filed and argued motions for summary judgment; a decision on the motions has not been issued. CNX Gas believes this lawsuit to be without merit and intends to vigorously defend it.
Severance Tax Litigation: In April 2005, Buchanan County, Virginia (through its Board of Supervisors and Commissioner of Revenue) filed a lawsuit against CNX Gas Company LLC in the Circuit Court of the County of Buchanan for the year 2002. The County subsequently filed three substantially similar cases for the years 2003, 2004 and 2005. These cases were consolidated. The complaint alleged that CNX Gas' calculation of the license tax on the basis of the wellhead value (sales price less post production costs) rather than the sales price is improper. For the period from 1999 through mid-2002, CNX Gas paid the tax on the basis of the sales price, but we filed a claim for a refund for these years. Since 2002, we continued to pay Buchanan County taxes based on our method of calculating the taxes. This matter was settled on February 2, 2010. Under the terms of the settlement, among other things, CNX Gas agreed to pay an amount to

Buchanan County, the present value of which was previously accrued and Buchanan County agreed to certain deductions for post-production costs in the calculation of the license tax for periods after January 1, 2010, which will reduce our costs in the future. In January 2011, Tazewell County asserted a similar claim for tax year 2007, although the County has not yet filed a lawsuit. CONSOL Energy is evaluating the merits of that claim. The difference between the amount of tax that Tazewell County is claiming using its methodology for calculating the tax and the amount of tax as paid by CNX Gas Company was approximately $1,500 for 2007.
Decker/Gillingham Litigation: Two contractor employees-Messrs. Decker and Gillingham-were injured when a stairway affixed to the exterior of a building collapsed at CONSOL Energy's Research and Development facility in Allegheny County, Pennsylvania in 2007. Mr. Decker sustained a broken hip and leg. Mr. Gillingham sustained a torn rotator cuff. Both men have recovered and are working, although both claim that the accident has limited their ability to perform their jobs. Messrs. Decker and Gillingham sued CONSOL Energy on June 4, 2008 and June 20, 2008, respectively, in Allegheny County Common Pleas Court, alleging, among other things, that CONSOL Energy was negligent in the maintenance of the stairway. The cases were consolidated. In late November, 2010, after a jury trial, the jury found that CONSOL Energy was negligent in maintaining the stairway and the jury awarded Mr. Decker and his spouse $5,000 and Mr. Gillingham and his spouse $2,800. These amounts included compensatory damages, as well as damages for pain and suffering, embarrassment and humiliation, and loss of ability to enjoy the pleasures of life. We have filed post-trial motions, including a motion for a new trial and a request that the jury verdict be reduced. If those motions are not granted, we intend to appeal the verdict. We have accrued $5,000 which is included in Other Accrued Liabilities for this claim. Our insurer has agreed to indemnify CONSOL Energy for damages and costs in excess of our $5,000 self-retention under applicable insurance policies.

5.
We also note your response to prior comment eight indicates that your disclosures are intended to reflect the range of loss to be zero to the stated amount of the claim, or the description of the loss calculation if the amount of the claim is not specifically available. Please supplementally: (1) explain to us the procedures your undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) to the extent you have determined you cannot estimate a range of reasonably possible loss, please explain to us for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible rage of losses would be for those reasonably possible outcomes. Please note you may provide your disclosures with respect to the range of reasonably possible losses in excess of the amounts you have accrued on an aggregated basis.

Company Response

Estimates of probable costs have been accrued for the resolution of various claims against CONSOL Energy in accordance with ASC 450-20-55, “Contingencies-Loss Contingencies-Implementation Guidance and Illustrations.” This estimate has been developed by the CONSOL Energy Legal Department in consultation with outside counsel involved in the defense of these matters and is based upon an analysis of potential results. The Executive VP & CFO, Vice President & Controller, Senior Vice President and General Counsel, and Senior Counsel also review the status of these claims. Factors considered in the evaluation include the nature of the litigation, claim or assessment, the progress of the case, opinions or views of legal counsel and other advisers, the Company's experience in similar cases, experience of other entities in similar cases, and a combination of litigation and settlement strategies.

For each case, we evaluate the probability of loss based on the facts of each case as known at the time, the law applicable to those facts, the judgment of our in-house counsel and the advice of outside counsel. If we determine that a loss is probable, we evaluate whether the amount of the loss or a range of loss can be estimated. In this evaluation, we consider the amount of the claim (if a claim has been made), the facts known at that time (for example, expert reports, facts developed through discovery or a jury verdict), the judgment and experience of our in-house counsel and the advice of outside counsel. We maintain a schedule of each case for which we have determined a loss is probable, showing the estimated amount of that loss (if the loss can be estimated). If we conclude that a loss is not probable, we evaluate whether disclosure of that matter is nevertheless appropriate. To assist with this review, the Legal Department maintains a summary of all material pending litigation that describes the facts and status of each case.

Quarterly the status of matters contained in the Corporate Loss Provision, as well as matters which have arisen subsequent to the last quarterly review, are reviewed by the CONSOL Energy Legal Department to determine if the Corporate Loss Provision should include new matters or have adjustments made to matters already in the Provision or have matters deleted from the Provision.

The Corporate Loss Provision is supported by a confidential itemized list of cases and a corresponding estimated dollar amount that, in the judgment of the Executive VP & CFO, Senior Vice President and General Counsel, Senior Counsel, and the Vice President & Controller, would likely settle or cover a judgment against CONSOL Energy, if an estimate can be determined. If an estimate cannot be determined, due to no amount stated in the claim, not enough information to determine an estimate, etc. the claim is discussed and documented but no dollar amounts are assigned to the case.

As noted above, if we determine that a loss is possible or probable, we evaluate whether the amount of the loss or a range of loss can be estimated. In this evaluation, we consider the amount of the claim (if a claim has been made), the facts known at that time (for example, expert reports, facts developed through discovery or a jury verdict), the judgment and experience of our in-house counsel and the advice of outside counsel. Depending on the facts and circumstances of each case at the time of filing, there are times when an estimated range of loss cannot be made. Of the sixteen cases disclosed in the Company 2010 10-K, six cases did not have a stated amount of damage claimed and/or had not progressed far enough to reasonably estimate a possible range of loss. If a range of estimated loss cannot be determined at the time of filing, the Company will disclose the nature of the claim that has been made and disclose that the potential loss cannot be reasonably estimated.

When a claim has a stated amount of damage sought, the claim amount is assumed to be the upper end of the estimated loss range and zero the low end of the estimated loss range. The range of loss is refined as additional information regarding the nature of the case, discussions of settlement with the plaintiff are started, or additional facts are found. Of the sixteen cases disclosed in the 2010 10-K, ten cases had a claim stated and the amount of the claim made is disclosed.

Each quarter, at a minimum, all cases continue to be evaluated and a range of loss is established, if possible, or the range is refined as additional information is obtained.

________________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer